January 3, 2007

VIA EDGAR

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	Dekania Corp.
Amendment 6 to Registration Statement on Form S-1
File No. 333-137794 Filed on January 3, 2007

Dear Mr. Reynolds:

Dekania Corp. (the “Company”) has today filed Amendment No. 6 to its Registration Statement on Form S-1. Amendment No. 6 corrects certain typographical errors which led to inconsistencies in the presentation of information in the registration statement. The front cover page has also been slightly reformatted because of page size limitations. The content of the cover page disclosure was not changed.

On behalf of the Company we are sending you four blacklined courtesy copies of Amendment No. 6 under separate cover.

Very truly yours,

/s/ J. Baur Whittlesey

J. Baur Whittlesey